                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                         Commission file number 1-3004



                             Illinois Power Company
                           Incentive Savings Plan for
                      Employees Covered Under a Collective
                              Bargaining Agreement
                            (Full title of the plan)



                                  Dynegy Inc.
                                 1000 Louisiana
                                   Suite 5800
                              Houston, Texas 77002



                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES
COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                        PAGE

Financial Statements:

   Report of Independent Accountants                                      1

   Statement of Net Assets Available for Benefits
   as of December 31, 2000 and 1999                                       2

   Statement of Changes in Net Assets Available for
   Benefits for the years ended December 31, 2000 and 1999                3

   Notes to Financial Statements                                         4-11

Additional Information:

   Schedule of Assets (Held at End of Year)                           Schedule I
   December 31, 2000





Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Illinois Power Company
Incentive Savings Plan for Employees
Covered Under a Collective Bargaining Agreement


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Illinois Power Company Incentive Savings Plan for Employees Covered under a Collective Bargaining Agreement (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 1 to the financial statements, Illinois Power Company sold its Clinton Nuclear Power Plant ("Clinton") to AmerGen Energy Company ("AmerGen") on December 15, 1999. Under terms of the sales agreement, Plan account balances relating to Clinton employees were transferred to AmerGen on January 21, 2000.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

September 28, 2001

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



                                                                         DECEMBER 31,
                                                                     2000             1999
Assets:
 Cash and temporary cash investments                            $    886,155     $    413,130
 Investments at fair value                                       181,482,741      138,924,171
 Participant loans                                                 3,148,746        3,761,671
                                                                ------------     ------------

   Total investments                                             185,517,642      143,098,972
                                                                ------------     ------------

 Dividends and interest receivable                                     4,338            1,007
 Employee contributions receivable                                      -             133,140
 Employer contributions receivable                                   278,012        2,184,465
                                                                ------------     ------------

                                                                     282,350        2,318,612
                                                                ------------     ------------

   Total assets                                                  185,799,992      145,417,584
                                                                ------------     ------------

Liabilities:
 Transfer to AmerGen (Note 1)                                           -          22,008,635
                                                                ------------     ------------

   Total liabilities                                                    -          22,008,635
                                                                ------------     ------------

Net assets available for benefits                               $185,799,992     $123,408,949
                                                                ============     ============









        The accompanying notes are an integral part of the financial statements.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                 2000                 1999
Sources of participants' equity:
 Contributions:
  Employee                                                                  $   6,471,746        $  7,020,297
  Employer                                                                      1,854,599           4,018,872
                                                                            -------------        ------------

                                                                                8,326,345          11,039,169
                                                                            -------------        ------------

Investment income:
  Dividend and interest income                                                 11,874,155          11,622,423
  Net appreciation in fair value of investments                                52,166,418          19,727,546
                                                                            -------------        ------------

                                                                               64,040,573          31,349,969
                                                                            -------------        ------------

Application of participants' equity:
  Distributions to active and terminated participants                           8,492,181           6,017,347
  Administrative and miscellaneous expenses                                        22,777              50,633
                                                                            -------------        ------------

                                                                                8,514,958           6,067,980
                                                                            =============        ============

Increase in net assets available for benefits
 prior to interfund transfers                                                  63,851,960          36,321,158

Plan-to-plan transfers                                                               -               (626,204)

Transfer to AmerGen (Note 1)                                                  (1,460,917)         (22,008,635)

Net assets available for benefits:
 Beginning of year                                                           123,408,949          109,722,630
                                                                            -------------        ------------

 End of year                                                                $185,799,992         $123,408,949
                                                                            =============        ============








        The accompanying notes are an integral part of the financial statements.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      GENERAL
      The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the Plan) is sponsored and administered by Illinois Power Company (the Company or Plan Administrator). The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a trustee. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to
      Section 401(k) of the Internal Revenue Code (IRC). The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. On February 1, 2000 Illinova Corporation, the parent company, merged with Dynegy Inc. No significant changes have yet been made to the Plan as a result of the merger, except for the one-for-one conversion of Illinova common stock into Dynegy common stock on the effective date of the merger.

      PARTICIPATION
      All employees of the Company who are covered under a collective bargaining agreement are eligible to participate in the Plan. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

      PLAN CHANGES AND AMENDMENTS
      Effective January 1, 1999, the Company match contribution was increased. The Company had previously matched 50% of the first $80 of the participant's monthly before tax contributions and 25% of the balance of the contributions for the month, up to 6% of the employee's base earnings for the month. Effective January 1, 1999 the Company began matching 50% of the participant's monthly before tax contributions, up to 6% of the employee's base earnings for the month.

      Effective December 15, 1999, Illinois Power sold its Clinton Nuclear Power Plant to AmerGen Energy Company (AmerGen). Under terms of the sales agreement, Plan account balances of $22,008,635 relating to Clinton employees were transferred to AmerGen on January 21, 2000. Such amounts were reflected as liabilities of the Plan at December 31, 1999 in the Statement of Net Assets Available for Benefits. An additional $1,460,917 related primarily to incentive compensation contributions and participant loans was later transferred to AmerGen during 2000 and is reflected as a decrease to net assets available for benefits in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000.

      AmerGen's plan would not accept transfer of the Fidelity Brokerage Link. Employees who participated in this option were asked to liquidate their accounts and transfer the funds to other funds or to the Fidelity Retirement Money Market Fund. The trustee liquidated the accounts of employees who did not comply with the request, and transferred the proceeds to the Fidelity Retirement Money Market Fund. This fund is not ordinarily an available option for contributions; it was used only to facilitate the liquidation of the Brokerage Link accounts. At December 31, 2000 and 1999, the fund held $374 and $449,350, respectively.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------


      CONTRIBUTIONS
      Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

      Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time. Amounts are transferred to or from the Illinois Power Company Incentive Savings Plan as participant's shift out of or into positions covered by a collective bargaining agreement. These transfers are shown in the Statement of Changes in Net Assets Available for Benefits as plan-to-plan transfers.

      The Company contributes a monthly match to the Plan equal to 50% of the participants' monthly before-tax contributions per month, up to 6% of the employee's base earnings for the month. All Company matching contributions are made in units of Dynegy common sock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Note 5 for more information.

      The Company has an Incentive Compensation arrangement in which all participants employed by the Company on the last day of the Plan year are eligible to earn cash and Dynegy stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are also invested in the Stock Fund.

      Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

      ESOP
      In October 1990, the Board of Directors authorized amendments to the Plan to provide for the implementation of an Employee Stock Ownership Plan
      (ESOP) arrangement. Under this arrangement, the Company pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with Funds contributed by Illinois Power, together with dividends on the shares acquired with the loan proceeds. The shares are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

      As of December 31, 2000 and 1999, 455,376 and 402,216 shares have been allocated to bargaining unit employees for Matching Contributions and Company Incentive Contributions, respectively.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------


      DISTRIBUTIONS
      Distributions as provided for in the Plan are made to retired Plan participants or their beneficiaries. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Dynegy common stock.

      FORFEITURES
      Each participant is responsible for supplying the Company with a current address. If the address of the participant (or the participant's beneficiary in the event of participant's death) is not known to the Company within four years (three years in the event of participant's death) of the date on which distribution may first be made, the adjusted balance in the participant's account shall be deemed a forfeiture and shall be used to reduce matching contributions and company incentive contributions.

      LOANS
      The Plan allows participants to borrow from their before-tax accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 2000, the interest rate ranged from 9.50% to 10.50%, the rate for 1999 ranged from 8.75% to 9.00%.

      All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

      PLAN TERMINATION
      The right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The accompanying Plan financial statements are prepared on the accrual basis of accounting.

      INVESTMENTS
      Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at current value based on the latest quoted market price.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------


      Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

      INCOME
      Interest and dividend income is recorded as earned.

      Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Dynegy common stock is valued by the Plan at market value on the date of allocation and current value is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

      EXPENSES
      Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

      INCOME TAXES
      The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      DISTRIBUTION OF BENEFITS
      Distributions of benefits are recorded when paid.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------


3.    INVESTMENTS

      Plan investments are received, invested and held by the Trustee. Individual investments that represents 5% or more of the Plan's net assets available for benefits include:

                                                                          DECEMBER 31,
      INVESTMENTS AT FAIR VALUE AS                                            2000
      DETERMINED BY QUOTED MARKET PRICE                                    FAIR VALUE

      Dynegy Common Stock                                                 $  90,448,602

      Fidelity Equity Income Fund                                         $  19,097,945

      Fidelity Independence Fund*                                         $  39,372,187

      Fidelity Managed Income Portfolio                                   $  12,693,619

      *Formerly Fidelity Retirement Growth Fund
                                                                          DECEMBER 31,
      INVESTMENTS AT FAIR VALUE AS                                            1999
      DETERMINED BY QUOTED MARKET PRICE                                    FAIR VALUE

      Illinova Common Stock                                               $  31,131,900

      Fidelity Equity Income Fund                                         $  23,122,056

      Fidelity Retirement Growth Fund                                     $  43,717,865

      Fidelity Managed Income Portfolio                                   $  15,176,985


 4.   TRANSACTIONS WITH PARTIES-IN-INTEREST

      Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid during the year for legal, accounting, actuarial and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------


5.       NONPARTICIPANT - DIRECTED INVESTMENTS

         All funds in the plan are participant directed, with the exception of the Stock Fund, which is partially nonparticipant-directed as pertains to the Company match and incentive compensation features of the plan. Information about the net assets and the significant components of the changes in net assets relating to the Stock Fund is as follows:

                                                                               DECEMBER 31,
                                                                           2000            1999
         Assets:
           Cash and temporary cash investments                         $   626,340      $   332,219
           Investments at fair value                                    90,448,602       31,131,900
                                                                       -----------      -----------
              Total investments                                         91,074,942       31,464,119

           Dividends and interest receivable                                 4,338            1,007
           Employee contributions receivable                                 -                1,880
           Employer contributions receivable                               278,012        2,184,465
                                                                       -----------      -----------
                                                                           282,350        2,187,352
                                                                       -----------      -----------
              Total assets                                              91,357,292       33,651,471
                                                                       -----------      -----------
         Liabilities:
           Assets transferred to AmerGen                                     -            5,137,664
                                                                       -----------      -----------
              Total liabilities                                              -            5,137,664
                                                                       -----------      -----------
         Net assets available for benefits                             $91,357,292      $28,513,807
                                                                       ===========      ===========

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                               DECEMBER 31,
                                                                           2000            1999
          Sources of participants' equity:
          Contributions:
              Employee                                                 $   184,103      $   107,121
              Employer                                                   1,854,486        4,018,872
                                                                       -----------      -----------
                                                                         2,038,589        4,125,993
                                                                       -----------      -----------
          Investment income:
            Dividend and interest income                                   921,899        1,196,876
            Net change in fair value of investments                     62,767,763        9,142,534
                                                                       -----------      -----------
                                                                        63,689,662       10,339,410
                                                                       -----------      -----------

          Application of participants' equity:
            Distributions to active and terminated participants          3,154,351        1,633,385
            Administrative and miscellaneous expenses                        1,947           28,318
                                                                       -----------      -----------
                                                                         3,156,298        1,661,703
                                                                       -----------      -----------

          Increase (decrease) in net assets available for benefits
           prior to transfers                                           62,571,953       12,803,700

          Loans to participants, net                                       (46,111)         (15,520)
          Fund-to-fund transfers                                           819,510       (2,863,120)
          Plan-to-plan transfers                                             -             (197,561)
          Assets transferred to AmerGen                                   (501,867)      (5,137,664)

          Net assets available for benefits:
            Beginning of year                                           28,513,807       23,923,972
                                                                       -----------      -----------
            End of year                                                $91,357,292      $28,513,807
                                                                       ===========      ===========

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------------

6.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

             The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                                               DECEMBER 31,
                                                                                          2000              1999

             Net assets available for benefits per the
             financial statements                                                    $ 185,799,992      $ 123,408,949

             Accrued distributions of benefits                                              73,238                  -
                                                                                     -------------      -------------

             Net assets available for benefits per the Form 5500                     $ 185,726,754      $ 123,408,949
                                                                                     =============      =============

             The following is a reconciliation of benefits distributed to participants per the financial statements to the Form 5500:

                                                                                       YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                          2000

             Distribution of benefits per the financial statements                   $   8,492,181

             Add: accrued distribution of benefits at December 31, 2000                     73,238

             Less: accrued distribution of benefits at December 31, 1999                         -
                                                                                     -------------

             Distribution of benefits per the Form 5500                              $   8,565,419
                                                                                     =============


ILLINOIS POWER COMPANY                                                                                         SCHEDULE I
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------------

   IDENTITY OF ISSUE/                                                                                            FAIR
DESCRIPTION OF INVESTMENT                                                     COST                               VALUE

*Dynegy Common Stock                                                      $ 21,137,950                       $ 90,448,602

*Fidelity Equity Income Fund                                                15,630,407                         19,097,945

*Fidelity Independence Fund                                                 37,050,178                         39,372,187

*Fidelity Asset Manager Income Fund                                            610,848                            599,990

*Fidelity Asset Manager Growth Fund                                          3,684,998                          3,398,823

*Fidelity Asset Manager Fund                                                 5,086,418                          5,033,185

*Fidelity International Growth and Income Fund                               2,041,365                          1,997,602

*Fidelity Managed Income Portfolio Fund                                     12,693,619                         12,693,619

*Fidelity US Equity Index Commingled Pool                                    3,142,154                          3,603,189

*Founders Growth Fund                                                        3,053,959                          2,114,028

*USAA International Fund                                                       330,114                            302,792

*Warburg Pincus Emerging Growth                                              1,407,824                          1,111,335

*Fidelity Brokerage Link                                                     1,709,070                          1,709,070

*Fidelity Retirement Money Market Fund                                             374                                374

*Participant Loans**                                                         3,148,746                          3,148,746
                                                                          ------------                       ------------

                                                                          $110,728,024                       $184,631,487
                                                                          ============                       ============

*   A party-in-interest to the plan
**  Interest rates on loans range from 9.5% to 10.5%

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.



                                       Illinois Power Company
                                       Incentive Savings Plan
                                       For Employees Covered Under a
                                       Collective Bargaining Agreement

                                       By: /s/ Ron Oliver
                                          --------------------------------
                                         Ron Oliver
                                         Human Resources Transition Manager


Date:  October 17, 2001

                                EXHIBIT INDEX

                           EXHIBITS FILED HEREWITH

Exhibit No.                            Description
--------------------------------------------------------------------------------
   1                                   Consent of Independent Accountants